FILED AS EDGAR CORRESPONDENCE

March 19, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:            Uncommon Funds Trust of Funds N1-A

Filing (File Nos. 333-249503 and 811-23464)

Dear Mr. Sutcliffe:

This letter responds to comments provided on behalf of the staff of the Securities and Exchange Commission regarding Pre-effective Amendment no. 1 to the registration statement on Form N-1A filed on behalf of the Uncommon Investment Funds Trust (the “Trust”) in connection with the Uncommon Generosity 50 Equity ETF (the “Generosity 50 Fund”) and the Uncommon Portfolio Design Core Equity ETF (the “Core Equity Fund”). The responses summarize the comment followed by a response. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Accompanying this letter is Pre-effective Amendment no. 2 to the registration statement. I would like to point out that the Advisor has determined not to retain the services of Investment Research Partners, LLC as sub-adviser to the Generosity 50 Fund. References to IRP have been deleted.

LEGAL COMMENTS

Summary Prospectus

1.	Comment: This comment applies to both the Generosity 50 Fund and the Core Equity Fund. In the Example required under item 3 of Form N-1A, please delete the heading “Time Line”.

Response: The requested deletions have been made.

Generosity 50 Fund

2.	Comment: In the paragraph that describes the components of the Uncommon Generosity 50 Equity Index, please disclose that the Just Capital data are based, in whole or in part, on data provided by Bloomberg L.P.

Response: Just Capital data are based on its own survey work, and are not based or rely on Bloomberg data. See https://justcapital.com/full-ranking-methodology/. The Uncommon Generosity 50 Index relies on Bloomberg data in addition to the Just Capital data. See Response 3.

3.	Comment: Please disclose that the Uncommon Generosity 50 Equity Index, in addition to the Just Capital data, also incorporates data provided by Bloomberg L.P.

Response: The requested disclosure has been added in both the Summary Prospectus and the Prospectus.

Core Equity Fund

4.	Comment: Regarding the last paragraph on Page 7 describing the equity securities in which the Core Equity Fund may invest, please confirm that the Fund does not intend to invest in foreign securities,

ADRs, MLPs, or ETFs.

Response: The Advisor confirms that the Core Equity Fund does not intend to invest in foreign securities, ADRs, MLPs, or ETFs.

Prospectus

5.	Comment: Generosity 50 Fund. Please conform the description of the “Principal Investment Strategies” in the Prospectus to the description of the “Principal Investment Strategies” in the Summary Prospectus.

Response: The descriptions have been conformed.

6.	Comment: Core Equity Fund. In the sixth paragraph of “Principal Investment Strategies” that lists the equity securities in which the Fund may invest, please delete “and foreign companies”.

Response: The requested deletion has been made.

Statement of Additional Information

7.	Comment: In the discussion of the process for bringing Shareholder derivative actions under “Description of the Trust, Shares and the Funds”, please note the carve-out for claims brought under the federal securities laws as set forth in Article VII, section 4 of the Trust Agreement. Please add this discussion of the process for bringing Shareholder derivative actions to the Prospectus.

Response: The requested carve-out for claims brought under the federal securities laws has been made, the process for bringing Shareholder derivative actions has been added to the Prospectus.

8.	Comment: In the section titled “Management of the Trust”, please disclose the nature of the principal business of the entities for Kevin Beard, Jillian DelSignore, Keith Fletcher and Eric Rubin as the nature of the business is not implicit in the name.

Response: The nature of the principal business of the entities for these four individuals has been added.

9.	Comment: Please disclose the sub-advisory fees and the method of calculation such fees.

Response: The requested disclosure has been added.

10.	Comment: Under “Portfolio Manager Information ”Please update the number of accounts and total assets in each of the enumerated categories.

Response: The information has been updated as of December 31, 2020.

11.	Comment: Please update the executed Powers of Attorney to include Claire Gaudiani.

Response: The Powers of Attorney have been updated to include Claire Gaudiani.

12.	Comment: In Schedule C, Item 34 Undertakings. Please change to “amendment” to “pre affective amendment”.

Response: The requested change has been made.

ACCOUNTING COMMENTS

1.	Comment: In Schedule B to the Sub-Investment Advisory Agreement between the Adviser and each of Investment Research Partners, LLC and Portfolio Design Advisors, Inc. the definition of “Net Profits” includes “… costs related to securities lending ,…” as a component of “Fund Operating Expenses”. However, Schedule A to the Investment Advisory Agreement does not refer to the costs of securities lending as being included in or excluded from the Unitary Fee structure. Please reconcile the Investment Advisory Agreement’s treatment of the costs of securities lending with the Sub-Advisory Agreements.

Response: The Advisor has decided not to retain the services of Investment Research Partners, LLC. Schedule B to the Portfolio Design Advisors’ Sub-Investment Advisory Agreement has been revised. References to “Net Profits” and to “… costs related to securities lending ,…” have been removed.

2.	Comment: Generosity 50 Fund. The staff notes that in the Summary Prospectus, “Principal Investment Strategies” and in the Prospectus, “Principal Investment Objectives, Strategies and Risks”, the Fund may lend securities representing up to one-third; of its total assets. However, in SAI “Investment Practices, Securities and Related Risks”, securities lending is not noted as a primary strategy or risk. Consider whether securities lending is a primary risk; if it is please add appropriate disclosure; if not, please explain.

Response: The Generosity 50 Fund does not intend to lend its portfolio securities. References to the Fund’s ability to lend its portfolio securities have been deleted in the Summary Prospectus and the Prospectus.

3.	Comment: In Schedule A to the Investment Advisory Agreement the staff noted that the name of the Core Equity Fund does not include “Portfolio Design”.

Response: The name in Schedule A has been changed to Uncommon Portfolio Design Core Equity ETF.

Should you have any questions regarding this letter, please contact me at (201) 888-1703.

Sincerely,

/s/ Thaddeus Leszczynski, Secretary

Uncommon Investment Advisors LLC

cc:	Alan Goldberg, Esq.

Jesse Hallee, Esq.